[redacted]

13010469

19
3/4/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8- 36525

X

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrivent Investment Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Fourth Avenue South
(No. and Street)

Minneapolis	MN	55415-1624
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kurt S. Tureson 612-844-8233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/5/13

OATH OR AFFIRMATION

I, Kurt S. Tureson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrivent Investment Management, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANA LYNN DANIELS
Notary Public
State of Minnesota
My Commission Expires
January 31, 2014

Signature

Kurt S. Tureson, VP & CFO
Title

Diana Daniels
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thrivent Investment Management Inc.

Consolidated Statement of Financial Condition

For the year ended December 31, 2012
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Thrivent Investment Management Inc.

Consolidated Statement of Financial Condition

For the year ended December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
Thrivent Investment Management Inc.

We have audited the accompanying consolidated statement of financial condition of Thrivent Investment Management Inc. (the Company) as of December 31, 2012, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on auditor judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Thrivent Investment Management Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Minneapolis, Minnesota
February 27, 2013

Thrivent Investment Management Inc.
Consolidated Statement of Financial Condition
December 31, 2012
(dollars in thousands, except per share information)

Assets		
Cash and cash equivalents	$	45,243
Segregated cash		5,666
Receivable from affiliates		7,860
Receivable from other entities		521
Deferred tax asset, net		2,793
Prepaid expenses		1,634
Other assets		20
Total assets	$	63,737
Liabilities and shareholder's equity		
Payable to affiliates	$	4,583
Commissions and bonuses payable		3,684
Accrued expenses		4,325
Income tax payable		832
Subadvisory fees payable		561
Total liabilities		13,985
Shareholder's equity		
Common stock, par value $0.01 per share, 1,000 shares authorized, 98 shares issued and outstanding		-
Additional paid-in capital		36,791
Accumulated deficit		10,114
Non-controlling interest in subsidiary		3,622
Accumulated other comprehensive loss		(775)
Total shareholder's equity		49,752
Total liabilities and shareholder's equity	$	63,737

Thrivent Investment Management Inc.
Notes to Consolidated Statement of Financial Condition
For the Year Ended December 31, 2012

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Thrivent Investment Management Inc. (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Thrivent Financial Holdings Inc. ("Holdings"). Holdings is a wholly owned subsidiary of Thrivent Financial for Lutherans ("Thrivent Financial"), a fraternal benefit society and Registered Investment Adviser.

The Company serves as the distributor of Thrivent Financial's family of mutual funds (collectively, the "Funds") and Thrivent Financial's variable product offerings (collectively, the "Variable Accounts"). The Company also serves as the investment advisor of the Funds through its subsidiary, Thrivent Asset Management LLC ("Asset Mgt.").

Substantially all of the revenue and expenses of the Company are derived from transactions with affiliated entities (see Note 3). All intercompany transactions have been eliminated.

Significant Accounting Policies

The accompanying consolidated statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Principles of Consolidation

The consolidated statement of financial condition for 2012 includes the accounts of the Company and its subsidiary, Asset Mgt., of which the Company holds a 60% interest. The non-controlling interest in Asset Mgt. is reported as a component of equity in the consolidated statement of financial condition.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

The significant accounting practices used in preparation of the consolidated statement of financial condition are summarized as follows:

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments in money market mutual funds, of which $7,965,000 are invested in the Thrivent Money Market Fund as of December 31, 2012. The carrying amounts of all cash and cash equivalents approximate their fair value.

Cash of $129,000 at December 31, 2012, has been segregated in escrow accounts at clearing broker-dealers as part of clearing agreements, and cash of $5,537,000 has been segregated for the exclusive benefit of customers in connection with the Company's compliance with Securities Exchange Commission (SEC) Rule 15c3-3.

Investments in the Thrivent Mutual Funds

The Company's investments in the Thrivent Mutual Funds were carried at fair value with unrealized gains and losses reported in earnings as a component of investment income. During 2012, the Company recognized an investment gain of $215,000 from its investments in the Thrivent Mutual Funds. These securities were classified as trading securities. In July 2012, all shares in the Thrivent Mutual Funds were exchanged into the Thrivent Money Market Fund.

Note 1. Nature of Operations and Significant Accounting Policies, continued

Income Taxes
The Company is included in the consolidated federal income tax return of Holdings and Holdings' wholly owned subsidiaries. Consolidated federal income tax liabilities or credits, including utilization of loss carryforwards, are allocated among the affiliated members in accordance with a tax-sharing agreement with Holdings.

New Accounting Guidance
In May 2011, the FASB updated the accounting standards for fair value disclosures and measurements. The standard requires disclosures related to financial instruments valued using Level 3 inputs. The standard requires descriptions of the unobservable inputs and assumptions used in the measurement, descriptions of the valuation process, and qualitative disclosures regarding the sensitivity of the measurements to changes in those inputs, in addition to the relationships between those inputs if a change would result in significant differences in the fair value measurements. The standard also requires disclosure of fair value by level for financial instruments not measured at fair value but for which estimated fair values are disclosed. The Company adopted the guidance for the annual reporting period ended December 31, 2012.

Note 2. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows (dollars in thousands):

Deferred tax assets:	
Retirement and pension	$ 917
Non-qualified deferred compensation	1,588
State NOL carryforward	587
Unrealized loss on investments (AOCI)	477
Charitable contributions carryforward	-
Other	24
Deferred tax assets	3,593
Deferred tax liabilities:	
Unrealized gain on investments (income statement)	-
Deferred tax liabilities	-
Valuation allowance	(800)
Net deferred tax asset	$ 2,793

At December 31, 2012, the Company had state net operating loss carryforwards of approximately $10,829,000, which expire beginning in 2021. A valuation allowance has been recorded related to the state operating loss carryforward and the state tax estimated on the other deferred tax items.

There are no uncertain tax positions at December 31, 2012. Tax years 2009 through 2012 are open under the statute of limitations and remain subject to examination by the Internal Revenue Service.

Note 3. Related-Party Transactions

The Company provides services to the Funds for distribution, investment management, and certain transfer agency services, such as shareholder servicing, account setup, review, and maintenance. The Company also provides distribution services to the Variable Accounts.

In accordance with agreements with the Funds, the Company earns revenue for the services it provides. The Company reimburses the Funds a portion of its investment advisory fees if the Funds' expenses exceed various percentages of Funds' assets under management.

In accordance with its intercompany services agreement, the Company reimbursed Thrivent Financial for various services and costs incurred by Thrivent Financial on behalf of the Company. These reimbursements were for commissions, compensation, and benefits; field distribution services and incentives; promotional and marketing materials; general and administrative expenses such as accounting, marketing, legal, compliance, technology, and other office services; and leased office space and furniture.

Note 4. Benefit Plans

Employees of the Company are covered by non-contributory defined-benefit pension plans and a contributory savings plan sponsored by Thrivent Financial. In addition, Thrivent Financial also sponsors a health and life insurance postretirement benefit plan in which employees of the Company participate. Thrivent Financial allocated costs to the Company for these plans in 2012.

The Company also has a non-qualified, non-contributory defined benefit retirement plan (the Plan) to provide certain employees with benefits in addition to those provided by the non-contributory defined benefit plans sponsored by Thrivent Financial. The Company uses a measurement date of December 31 in its benefit plan disclosures.

Note 4. Benefit Plans (continued)

The Plan's funded status and the amounts recognized in the financial statements as of December 31, 2012, were as follows (dollars in thousands):

Change in projected benefit obligation:	
Benefit obligation at beginning of year	$ 3,025
Interest cost	150
Actuarial loss	375
Benefit payments	(65)
Benefit obligation at end of year	3,485
Change in plan assets:	
Company contributions	65
Benefit payments	(65)
Plan assets at end of year	-
Funded status	(3,485)
Unrecognized net loss	-
Accrued pension cost	$ (3,485)
Amounts recognized in accumulated other comprehensive income:	
Net loss ($1,192 less deferred taxes of $417)	$ 775
Accumulated benefit obligation	$ (3,485)

The Company used a weighted average discount rate of 4.2% as of December 31, 2012, to determine the pension benefit costs/obligation. Projected benefit payments for the next ten years are as follows:

Fiscal 2013	$91,000
Fiscal 2014	$91,000
Fiscal 2015	$91,000
Fiscal 2016	$175,000
Fiscal 2017	$175,000
Fiscal 2018 - 2022	$1,066,000

Note 5. Clearing Agreement

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis with certain clearing companies. The Company transmits all customer funds and securities to the clearing companies. In connection with these arrangements, the Company is contingently liable for its customers' transactions. As of December 31, 2012, the Company was not deemed to be liable for any such transactions.

Note 6. Contingencies

In the ordinary course of business, various legal proceedings and contingencies arise. In the opinion of management, the aggregate liability of such known proceedings and contingencies, if any, would not have a material adverse effect on the Company's financial position or liquidity.

Note 7. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2012, the Company had net capital of $33,072,000, which was $32,822,000 in excess of its required net capital of $250,000.

Under the clearing arrangement with the clearing broker, the Company is required to maintain a minimum level of net capital. At December 31, 2012, the Company was in compliance with such requirement.

Note 8. Fair Value of Financial Instruments

Fair Value of Financial Instruments Carried at Fair Value
In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each of the Company's financial instruments has been classified into one of three categories based on that evaluation:

Level 1: Fair value based on quoted prices for identical assets in active markets that are accessible.
Level 2: Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.
Level 3: Fair value based on significant value driver inputs that are not observable.

Cash Equivalents
The fair value for cash equivalents carried at fair value is based on the quoted daily net asset value of the invested funds.

Investments in Thrivent Mutual Funds
The fair values for investments in Thrivent Mutual Funds are based on the quoted daily net asset value of the invested funds.

The carrying value and estimated fair value of the Company's financial instruments carried at fair value as of December 31 were as follows (in thousands):

	Level 1	Level 2	Level 3	Total
Fair Value at December 31, 2012:				
Cash equivalents	$ 45,123	$	$	$ 45,123
Total	$ 45,123	$	$	$ 45,123

The Company had no transfers into or out of Level 1 or Level 2 fair value measurements during 2012, nor did it hold any Level 3 financial instruments during 2012.

Note 9. Subsequent Events

Subsequent Events
On February 19, 2013, the Company declared a cash dividend of $13 million to Thrivent Financial Holdings, Inc. Financial notification was provided to FINRA and the SEC as per Rule 15c3-1(e)(1).

The Company evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure through February 27, 2012, the date the financial statements were available to be issued. No other events or transactions were identified that affect the Company's December 31, 2012, consolidated financial statements or that require further disclosure.

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